Filed by MoneyLion Inc.

(Commission File No.: 001-39346)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MoneyLion Inc.

(Commission File No.: 001-39346)

The following press release was published by MoneyLion Inc., (“MoneyLion”) on April 3, 2025, in connection with the proposed acquisition of MoneyLion by Gen Digital Inc. (“Gen”):

MoneyLion Reiterates Merits of Gen Digital Transaction Comprising Total Consideration of

Up to Approximately $110 Per Share

Total Consideration Including CVR Represents Up to Approximately 80% Premium
Over MoneyLion’s 60-day VWAP1

Leading Proxy Adviser Glass Lewis Recommends Stockholders Vote FOR Transaction

NEW YORK—April 3, 2025 – MoneyLion (“MoneyLion”) (NYSE: ML) today issued the following letter to shareholders regarding its proposed acquisition by Gen Digital Inc. (“Gen”) (NASDAQ: GEN):

April 3, 2025

Dear Fellow Shareholders,

On Thursday April 10, 2025, we will hold our Special Meeting of Shareholders to vote on the proposed merger with Gen Digital Inc. (“Gen”). Ahead of the meeting, we want to reaffirm the compelling value of the transaction, and why it represents the best path forward for MoneyLion and our shareholders.

As you know, the transaction offers a total consideration of up to approximately $110 per share1, which represents an up to 80% premium over MoneyLion’s unaffected 60-day volume-weighted average share price (“VWAP”). The total consideration comprises:

1 Total consideration of $110.30 assumes a CVR value of $28.30, which is calculated based on the CVR entitling the holder to a payment of 0.7546 shares of Gen common stock at a value of $37.50 per share of Gen common stock (see footnote 3).

•	Immediate payment of $82.00 per share in cash at closing, which represents a premium of approximately 9.5% over our unaffected 30-day VWAP, 33.5% over our unaffected 60-day VWAP, and 46.8% over our unaffected 90-day VWAP[2]; and

•	One contingent value right ("CVR") for each share owned that entitles the holder to a contingent payment of 0.7546 shares of Gen common stock, representing an additional $23.00 of value based on the trading price of Gen shares at the time of entry into the merger agreement and an additional $28.30 of value if the CVR milestone is met.[3]

Your Board competitively negotiated this transaction on behalf of our shareholders, during which process we were able to increase the final consideration by 84%-92% relative to Gen’s initial proposal of $51.00-$52.00 per share.4 We also negotiated a robust go-shop process, and following announcement our financial advisors actively reached out to 36 potential acquirors. While several parties signed non-disclosure agreements - and two parties engaged in management meetings with MoneyLion - ultimately no other party submitted a superior proposal.

By joining forces with Gen, we will create a full-featured personal finance platform that builds on Gen’s identity solutions by offering comprehensive financial wellness and driving significant growth potential. The transaction with Gen is the clear and best path forward to maximize value for your investment, offering compelling and immediate cash value with the opportunity to benefit from the substantial upside of the CVR or to sell the CVR, which is expected to be listed on Nasdaq, and realize additional immediate cash proceeds.

The Board strongly believes this transaction is superior to MoneyLion continuing as a standalone company, especially in light of recent significant market volatility and ongoing macro uncertainty, which has particularly impacted the financial technology sector.

A recent report published by leading proxy advisory firm, Glass Lewis, agrees with our Board’s determination in its recommendation that shareholders vote FOR the transaction with Gen:

“… the transaction committee was able to negotiate and secure a compelling offer from Gen Digital, amidst a time of high volatility for the Company's shares….

“Taking into account the Company’s standalone prospects, the historically high volatility of the Company's share price, and the adequate negotiation process conducted by the Company, we believe the proposed transaction represents a favorable outcome for public shareholders.

“Indeed, in our view, the merger consideration is financially fair and reasonable for the Company's shareholders, further noting that it provides significant liquidity and certainty of value relative to the risks and uncertainties attendant to MoneyLion as a standalone enterprise, with the possibility of additional upsides in the event that the CVR Milestones are achieved.”5

2 30-trading-day, 60-trading-day and 90-trading-day VWAP as of December 9, 2024.

3 CVR payable if Gen's VWAP reaches at least $37.50 per share over 30 consecutive trading days from December 10, 2024 until 24 months after close.

4 Increase in final consideration reflects $82.00 per share in cash and contingent value right estimated at $13.82 to $16.16 per share as considered by the Board, in consultation with its outside financial advisors, prior to signing based on a Monte Carlo simulation.

5 Permission to use quotations neither sought nor obtained.

We ask that you vote FOR this transaction in connection with the Special Meeting on April 10. Your vote is critical to ensure you benefit from receiving significant cash today, while capturing the upside potential of the transaction after closing.

Thank you for your support.

Sincerely,

John Chrystal

Chairman of the Board

MoneyLion Inc.

About MoneyLion

MoneyLion (NYSE: ML) is a leader in financial technology powering the next generation of personalized products, content, and marketplace technology, with a top consumer finance super app, a premier embedded finance platform for enterprise businesses and a world-class media arm. MoneyLion's mission is to give everyone the power to make their best financial decisions. Through its go-to money app for consumers, MoneyLion delivers curated content on finance and related topics, through a tailored feed that engages people to learn and share. People take control of their finances with its innovative financial products and marketplace - including a full-fledged suite of features to save, borrow, spend, and invest - seamlessly bringing together the best offers and content from MoneyLion and its 1,200+ Enterprise Partner network, together in one experience.

MoneyLion’s enterprise technology provides the definitive search engine and marketplace for financial products, enabling any company to add embedded finance to their business, with advanced AI-backed data and tools through our platform and API. Established in 2013, MoneyLion connects millions of people with the financial products and content they need, when and where they need it.

For more information about MoneyLion, please visit www.moneylion.com. For information about Engine by MoneyLion for enterprise businesses, please visit www.engine.tech. For investor information and updates, visit investors.moneylion.com and follow @MoneyLionIR on X.

Contacts

Investor Relations

ir@moneylion.com

Geoffrey Weinberg / Bill Dooley
Sodali & Co

ML.info@investor.sodali.com

MoneyLion Communications

pr@moneylion.com

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of MoneyLion and Gen, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of MoneyLion, Gen or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•

the possibility that the proposed transaction does not close when expected or at all because the approval by MoneyLion’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the possibility that the milestone may not be met and that payment may not be made with respect to the contingent value rights;

•	the possibility that the contingent value rights may not meet the applicable listing requirements or be accepted for listing on the Nasdaq Stock Market LLC;

•	the outcome of any legal proceedings that may be instituted against MoneyLion or Gen or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which MoneyLion or Gen operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of MoneyLion’s or Gen’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in MoneyLion’s or Gen’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Gen’s common stock that may be issued pursuant to certain contingent value rights issued in connection with the proposed transaction;

•	other factors that may affect future results of MoneyLion, Gen or the combined company.

These factors are not necessarily all of the factors that could cause MoneyLion’s, Gen’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm MoneyLion’s, Gen’s or the combined company’s results.

Although each of MoneyLion and Gen believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of MoneyLion or Gen will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in MoneyLion’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by MoneyLion with the Securities Exchange Commission (the “SEC”) and Gen’s most recent annual report on Form 10-K for the fiscal year ended March 29, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by Gen with the SEC.  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on MoneyLion, Gen or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and MoneyLion and Gen undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, on March 3, 2025, Gen filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the contingent value rights to be issued by Gen in connection with the proposed transaction and that includes a proxy statement of MoneyLion and a prospectus of Gen (the “Proxy Statement/Prospectus”). On March 5, 2025, MoneyLion filed with the SEC a definitive proxy statement on Schedule 14A (the “Proxy Statement”) related to a special meeting of its stockholders. Each of MoneyLion and Gen may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus has been sent to the stockholders of MoneyLion to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF MONEYLION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH OR WILL BE FILED WITH THE SEC, IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MONEYLION, GEN AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about MoneyLion and Gen, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You are also able to obtain these documents, free of charge, from MoneyLion by accessing MoneyLion’s website at https://investors.moneylion.com or from Gen by accessing Gen’s website at https://investor.gendigital.com/overview/default.aspx.  Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Sean Horgan, Head of Investor Relations, at shorgan@moneylion.com, or by calling (332) 258-7621, or to Gen by directing a request to Gen’s Investor Relations department at 60 East Rip Salado Parkway, Suite 1000, Tempe, AZ 85281 or by calling (650) 527-8000 or emailing IR@gendigital.com.  The information on MoneyLion’s or Gen’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

MoneyLion, Gen and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MoneyLion in connection with the proposed transaction.  Information about the interests of the directors and executive officers of MoneyLion and Gen and other persons who may be deemed to be participants in the solicitation of stockholders of MoneyLion in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus related to the proposed transaction, which was filed with the SEC.  Information about the directors and executive officers of MoneyLion and their ownership of MoneyLion common stock and MoneyLion’s transactions with related persons is also set forth in the sections entitled “Executive Officers,” “Corporate Governance,” “Certain Relationships and Related Party Transactions,” “Executive and Director Compensation” and “Beneficial Ownership of Securities” included in the definitive proxy statement for MoneyLion’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 29, 2024.  Information about the directors and executive officers of MoneyLion, their ownership of MoneyLion common stock, and MoneyLion’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in MoneyLion’s annual report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025. Information about the directors and executive officers of Gen, their ownership of Gen common stock, and Gen’s transactions with related persons is set forth in the sections entitled “Corporate Governance,” “The Board and Its Committees,” “Director Nominations and Communication with Directors,” “Our Executive Officers,” “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation and Related Information,” and “Certain Relationships and Related Transactions” included in Gen’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on July 29, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.